Mail Stop 3720

May 4, 2006

Mr. Anthony A. Caputo
Chairman and Chief Executive Officer
Safenet, Inc.
4690 Millennium Drive
Belcamp, MD 21017

>   **RE: Safenet, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 16, 2006**
>   **File No. 000-20634**

Dear Mr. Caputo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page 53

1.   Refer to your auditor's report where they state that their audit was conducted "in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)." The opinion should state, instead, that the audit was "conducted in accordance with the standards of the Public Company Accounting

Oversight Board (United States)." Have your auditors revise their report to comply with PCAOB Auditing Standard No.1 and the related SEC Release 34-49707.

Consolidated Statements of Cash Flows, page 58

2.   Explain to us your basis in GAAP for classifying "Expenditures for computer software development" within cash flows from investing activities in your statement of cash flows.

3.   Please disclose amounts of interest and income taxes paid during the period.

(2) Summary of Significant Accounting Policies, page 59

Short-Term Investments, page 59

4.   We note that interest income and dividends, as well as interest expense, are all charged to "interest income, net" on your statement of operations. If material, these items should be presented separately rather than netted pursuant to 5-03(b) of Regulation S-X. Please revise or advise us.

5.   It is also unclear how you determined it was appropriate to net realized gains and losses and other-than-temporary declines in value on debt and equity securities (short-term investments) against interest income. Please revise to state these items separately in accordance with 5-03(b)7-9 of Regulation S-X or advise us.

(2) Summary of Significant Accounting Policies, page 59

Goodwill and Other Intangible Assets, page 61

6.   We note, for purposes of testing goodwill for impairment, you consider your two operating segments to be reporting units. In light of the significant number of acquisitions that you have consummated during the past three years, it is unclear to us why you have not identified reporting units one level below your operating segments. In this regard, we note you report in Exhibit 21 many of the acquired businesses as wholly owned subsidiaries. Please explain your policy to us and tell us if discrete financial information is available for any your acquired businesses.

Revenue Recognition, page 62

7.   Refer to discussion of your revenue recognition policy for products. We note that for product arrangements that contain multiple elements, where the company's software is more than incidental to the product, the company may recognize revenue on delivered elements if VSOE of fair value of undelivered elements

exists. Please clarify how your policy complies with paragraph 14 of EITF 00-21 which states that the amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions.

8. Additionally, we note that for contracts which provide for incentive fees, such fees are considered when estimating revenues and profit rates and are recognized when the amounts can reasonably be determined. Please explain this policy in detail and clarify for us whether any amount of incentive fees are recognized before milestone or other contractually agreed upon threshold is met, and if so, your basis in GAAP for such recognition.

* * * * *

As appropriate, please amend your Form 10-K and respond to these comments, via EDGAR, within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions

Sincerely,

Larry M. Spirgel
Assistant Director